
Mail Stop 7010

July 27, 2007

By U.S. Mail and Facsimile

Mr. Thomas R. Loftus
Chief Financial Officer
VSE Corporation
2550 Huntington Avenue
Alexandria, VA 22303

> **Re:** **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **File No. 000-03676**

Dear Mr. Loftus:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis, page 16

Results of Operations – Segment Operating Results, page 27

1. In note 15 to the financial statements you state that "the company evaluates segment performance based on consolidated revenues and profits and losses from operations before income taxes." However, in your discussion of segment operating results, you analyze your results down to the gross profit line and exclude a discussion of the changes in selling, general and administrative expenses and interest income or expense. In this regard, please revise future

filings to include a discussion of the line items that comprise your segment profits and losses from operations before income taxes.

Item 9A – Controls and Procedures, page 55

2.   We note that your disclosure controls and procedures are "effective." However, your disclosure does not provide the full definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). Please confirm to us that your disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective. This comment also applies to Item 4 of your Form 10-Q for the fiscal quarter ended March 31, 2007.

Exhibit 31 – Section 302 Certifications

3.   We note the following changes to the content of your section 302 certifications:

- the introduction which identifies the certifying individual, includes that individual's title, which is not required as the certifying officer is signing the certificate in a personal capacity; and

- paragraphs 2, 3, 4, and 5 replace the word "report" with "annual report" (or "quarterly report" in the case of your Form 10-Q for the fiscal quarter ended March 31, 2007).

In your future annual and quarterly filings, please provide your certifications using the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.

Form 8-K Filed June 8, 2007

4.   Please demonstrate to us how you determined that audited financial statements and pro forma financial statements were not required to be filed under Item 9.01 of Form 8-K for your acquisition on June 4, 2007 of Integrated Concepts and Research Corporation.

*   *   *

Mr. Thomas R. Loftus
VSE Corporation
July 27, 2007
Page 3

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief